P.E. 2/11/02

02013839

900268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of February 11, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2001 PRELIMINARY RESULTS

Norsk Hydro

CONSOLIDATED RESULTS (US GAAP) (UNAUDITED)

NOK million	Fourth quarter 2001	Fourth quarter 2000	Year 2001	Year 2000
Operating revenues	**34,670**	41,268	**152,835**	156,861
Operating income	**2,832**	7,243	**21,083**	28,466
Non-consolidated investees	**265**	131	**566**	672
Interest income and other financial income	**788**	684	**2,847**	1,747
Other income, net	**(19)**	1,609	**578**	3,161
Earnings before interest expense and taxes (EBIT)	**3,866**	9,667	**25,074**	34,046
Interest expense and foreign exchange (loss)	**(1,036)**	(120)	**(3,609)**	(3,905)
Income before taxes and minority interest	**2,830**	9,547	**21,465**	30,141
Income tax expense	**(1,703)**	(4,747)	**(13,750)**	(16,178)
Minority interest	**17**	59	**177**	18
Net income	**1,144**	4,859	**7,892**	13,981
Earnings per share (NOK)	**4.40**	18.60	**30.50**	53.40
Financial data				
EBITDA - NOK million	**7,297**	12,877	**37,757**	46,609
Investments - NOK million	**6,284**	5,649	**16,328**	16,565
Long-term debt/equity [1]	**0.27**	0.39	**0.27**	0.39

1) Long-term interest-bearing debt divided by total shareholders' equity plus minority interest. The figures are adjusted for the extraordinary cash level.


Result (EBITDA*)
NOK billion
14
12
10
8
6
4
2
0
4 qtr 2000 1 qtr 2001 2 qtr 2001 3 qtr 2001 4 qtr 2001

* Earnings before Interest, Tax, Depreciation and Amortization


Earnings per share (NOK)
20
15
10
5
0
4 qtr 2000 1 qtr 2001 2 qtr 2001 3 qtr 2001 4 qtr 2001

Norsk Hydro's net income after tax in 2001 was NOK 7,892 million (USD 877.7 million) or NOK 30.50 (USD 3.38) per share compared with NOK 13,981 million (USD 1,572.5 million) or NOK 53.40 (USD 6.02) per share in 2000. The reduction primarily resulted from lower crude oil prices and lower prices and margins in the Light Metal area. The impact of weaker markets became apparent during the second half of the year. The Agri area has completed its improvement program and achieved considerably better profitability compared with the previous year.

The results for both 2001 and 2000 include gains from divestment. For 2001 these gains represented roughly NOK 520 million (USD 57.8 million) after tax or NOK 2.00 (USD 0.22) per share. For 2000 they amounted to approximately NOK 2,800 million (USD 314.9 million) after tax or NOK 10.70 (USD 1.20) per share.

In the fourth quarter of 2001, net income after tax was NOK 1,144 million (USD 128.5 million) or NOK 4.40 (USD 0.49) per share compared with NOK 4,859 million (USD 524.4 million) or NOK 18.60 (USD 2.01) per share in the same period last year. The result for the fourth quarter 2000 included after tax gains on the sale of Hydro Seafood of NOK 1,035 million (USD 111.7 million) or NOK 4.00 (USD 0.43) per share.

The Board of Directors' proposal for dividends to the Annual General Assembly is NOK 10 per share.

"In the course of 2001, Hydro has taken some important strategic steps that will help to boost the Company's position in each of its three main business areas," stated President and CEO Eivind Reiten. "The acquisition of the German company VAW Aluminium, announced just after year-end 2001, will make Hydro one of the world's leading aluminum companies. Following a successful turnaround operation, Agri has consolidated its leading global position in the fertilizer industry while Hydro's oil business has entered into a phase of considerable international growth."

"Our financial results for 2001 reflect lower oil prices and difficult market conditions for light metals, especially during the latter half of the year. However, Agri has contributed with its strongly improved result and the oil operations continue to deliver a good result and positive volume developments. However, we are clearly not satisfied that we were not able to reach the targets that we had set. Our ability to achieve favorable returns in the future will be strengthened by the reduction in fixed costs achieved in 2001 despite increased business activity and our current implementation of an extensive improvement program, particularly in our light metals business," Reiten added.

Production of oil and gas increased during the year, however, results for the Oil and Energy area declined primarily as a result of lower crude oil prices. Oil production outside of the Norwegian continental shelf increased significantly towards the end of the

All comparative figures are for the corresponding period in 2000 unless otherwise stated.

year as the Girassol field in Angola came on stream and Terra Nova in Canada commenced production in January 2002. International exploration has gained access to important new licenses.

Light Metals reported weak results towards the end of the year, due primarily to a downturn in the business cycle with lower prices for both primary metal and all fabricated products. The closure of primary magnesium production in Norway and charges related to improvement and rationalization programs also had a negative impact on the result for the fourth quarter of 2001. The acquisition of the French manufacturer Technal has made Hydro the world's leading company in aluminum building systems. The acquisition of VAW, when consummated, will make Hydro Aluminium the leading aluminum company in Europe.

The Agri area has completed its extensive turnaround program and achieved a considerably better competitive position and greater profitability. Restructuring in the European fertilizer industry has resulted in substantially improved capacity utilization. Hydro Agri has also increased sales outside Europe.

On 6 January 2002 Hydro entered into an agreement to purchase all the outstanding shares of VAW aluminium AG. The consideration to be paid in the transaction, calculated as of 1 January, 2002, of EUR 2,645 million (NOK 21.2 billion) includes cash and assumed interest bearing debt of EUR 757 million (NOK 6 billion). In addition, Hydro will assume pension commitments of approximately EUR 450 million (NOK 3.6 billion). The acquisition is being financed by Hydro's cash holdings and short term credit facilities.

The acquisition is subject to approval by the European Union competition authorities as well as the appropriate agencies of the US government. Hydro anticipates that such approvals will be forthcoming and the acquisition can be completed in the first quarter of 2002. In addition to the regulatory approvals, Alcan, the Canadian aluminium company, has asserted that it has a preemptive right, triggered by a change of control of VAW, for VAW's 50% interest in the Alu-Norf rolling mill located in Germany. Alcan has initiated legal proceedings against VAW in Germany. VAW disputes that such a preemptive right exists, and Hydro supports this position.

VAW has operations in more than 20 countries. The major part of these activities are located in the EU in addition to important operations located in North America and the Pacific region. In 2000, VAW had a turnover of approximately NOK 29 billion (EUR 3.7 billion), and about 16,000 employees.

VAW is comprised of four business areas including Primary Materials, Rolled Products, Automotive Products and Flexible Packaging. Flexible Packaging is considered outside of Hydro's core business and will be sold. This business had a turnover of NOK 4.4 billion in 2000 (EUR 550 million) and roughly 4,800 employees.

VAW's is particularly strong in the area of rolled and cast products, complementing Hydro's substantial market position in extruded products and profiles. In the area of primary aluminium production, VAW and Hydro complement each other geographically, and their combined capacity provides a good balance for the downstream operations. VAW's activities will be integrated with Hydro's light metals business area constituting a new Hydro Aluminium business and is expected to be fully operational by July 2002.

The combined aluminium activities of Hydro and VAW are expected to generate revenue and cost synergies that will enhance the competitive position of the overall business. The synergy effects, together with other efficiency initiatives, are expected to generate annual cost savings of approximately NOK 1.6 billion by 2004.

Fourth quarter 2001

NOK million	Operating income (loss)	Non-cons. inv., interest & certain fin. items	Other income	Depreciation and amortization	EBITDA
Hydro Oil and Energy	3,185	37	-	2,306	5,528
Hydro Light Metals	(997)	227	(25)	493	(302)
Hydro Agri	614	188	(53)	423	1,172
Petrochemicals and Other Activities	21	112	59	206	398
Corporate and Eliminations	9	489	-	3	501
Total [1)]	2,832	1,053	(19)	3,431	7,297

Year 2001

NOK million	Operating income (loss)	Non-cons. inv., interest & certain fin. items	Other income	Depreciation and amortization	EBITDA
Hydro Oil and Energy	19,178	208	179	8,039	27,604
Hydro Light Metals	185	267	(25)	2,116	2,543
Hydro Agri	2,106	855	(53)	1,861	4,769
Petrochemicals and Other Activities	(319)	58	477	646	862
Corporate and Eliminations	(67)	2,025	-	21	1,979
Total [1)]	21,083	3,413	578	12,683	37,757

1) See specification on page 13.

compared with Hydro's and VAW's combined cost levels in 2001. Manning reductions related to these measures are expected to be approximately 1,100 globally, of which 300 are expected to be in Norway.

EBITDA for 2001 was NOK 37,757 million, a reduction of NOK 8,852 million compared with 2000. Operating income for 2001 was NOK 21,083 million, a reduction of NOK 7,383 million compared with the prior year, while operating income for the fourth quarter of 2001 declined by NOK 4,411 million compared with the corresponding period in 2000.

EBITDA for the fourth quarter 2001 was NOK 7,297 million. EBITDA was negatively affected by losses on the sale of business operations of NOK 19 million in the fourth quarter of 2001 compared to gains of NOK 1,609 million in 2000. The fourth quarter result was strongly influenced by the declining crude oil price. In addition, the light metals area has experienced reduced margins and volumes in important markets. A charge to operating income of NOK 700 million has been made during the quarter for restructuring costs in connection with the closure of primary magnesium production in Porsgrunn. In addition, NOK 370 million of nonrecurring costs was charged in the fourth quarter relating to the Light Metal business area.

Earnings from non-consolidated investees were reduced in 2001 by NOK 106 million to NOK 566 million compared to 2000 primarily resulting from foreign currency losses of NOK 185 million (NOK 90 million) relating to the Company's interest in alumina operations in Brazil. The fourth quarter result improved compared with the corresponding period in 2000 as a result of a positive foreign currency effect of NOK 177 million.

Investments in 2001 were NOK 16.3 billion. Approximately 60 % of this amount was invested in oil and gas operations.

CROGI (Cash Return on Gross Investment) in 2001 was 9.1 % compared with 12.3 % for 2000. Based on normalized prices 1), CROGI was about 8 % in 2001 compared to about 9 % in 2000.

1) Normalized prices: see the section on CROGI, page 13.

HYDRO OIL AND ENERGY

EBITDA

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**5,271**	7,821	**25,768**	28,656
Energy	**247**	195	**1,721**	1,745
Oil Marketing	**10**	(60)	**115**	211
Eliminations	**-**	30	**-**	29
Total	**5,528**	7,986	**27,604**	30,641

Operating income

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**2,964**	5,757	**17,813**	20,108
Energy	**236**	166	**1,397**	1,614
Oil Marketing	**(15)**	(49)	**(32)**	55
Eliminations	**-**	27	**-**	27
Total	**3,185**	5,901	**19,178**	21,804

	Fourth quarter		Year	
	2001	2000	**2001**	2000
Oil and gas production (thousands boe/d)	**451**	443	**421**	416
Oil price (USD/bbl)	**18.9**	28.90	**24.2**	28.00
Oil price (NOK/bbl)	**168.2**	266.90	**217.2**	246.40
Gas price (NOK/Sm^3)	**1.12**	1.17	**1.21**	0.98
Exploration expense (NOK million)	**477**	752	**1,417**	1,701

EXPLORATION AND PRODUCTION

EBITDA for Exploration and Production in 2001 was NOK 25,768 million, 10 % lower than in 2000. Operating income declined by approximately 11 % primarily due to lower crude oil prices. In addition, EBITDA for 2000 was positively influenced by a gain of NOK 387 million relating to the sale of UK oil and gas operations.

EBITDA for the fourth quarter in 2001 was NOK 5,271 million (NOK 7,821 million). Operating results declined 49 %. Included in the result for the fourth quarter 2001 was approximately NOK 200 million relating to the recalculation of pension obligations. The result for the quarter also includes gains of approximately NOK 130 million on the sale of ownership interests in fields outside of Hydro's core areas. In addition, operating results for 2001 were charged with NOK 150 million of additional abandonment costs and somewhat higher depreciation.

Hydro's production of oil and gas in 2001 was 421,000 [1)] barrels of oil equivalents per day compared with 416,000 barrels of oil equivalents per day in 2000. The underlying production increase was approximately 5.7%, adjusted for the sale of the UK fields in 2000. Average production in the fourth quarter was 451,000 barrels of oil equivalents per day, 2% higher than the corresponding quarter in 2000 and 8% higher than in the third quarter 2001. The increase over the third quarter in 2001 was primarily due to the increased sale of gas under existing contracts to customers in Europe and fewer maintenance shutdowns. Girassol in Angola started production in December and Terra Nova, in Canada, started production in January 2002.

Output in 2002 is expected to average 430,000 barrels of oil equivalents per day. This volume reflects limits imposed by the Norwegian governments of which Hydro's portion is expected to be approximately 15,000 barrels of oil per day in the six month period affected, with an annualized effect of 7,000 barrels of oil per day.

The average oil price in the fourth quarter of 2001 was USD 18.9 per barrel, compared with USD 28.9 per barrel in the same period in the prior year. Stated in Norwegian kroner, the oil price declined by 37%. The average realized gas price in the quarter was 4% lower than the corresponding period in the prior year amounting to 1.12 kroner/Sm^3. The average crude oil price for 2001 was USD 24.2 per barrel, a decline of 14% stated in US dollars and 12 % stated in Norwegian kroner. The average gas price for 2001 was 22% higher than in 2000.

Exploration costs charged to results were NOK 1,400 million in 2001 compared to NOK 1,701 million in the prior year. The decline primarily reflects a higher capitalization resulting from several commercial discoveries. Total exploration activities for 2001 were approximately NOK 2 billion of which approximately NOK 700 million were incurred in the fourth quarter. NOK 460 million of exploration costs were expensed in the fourth quarter.

1) All volumes are calculated based on the Norwegian Petroleum Directorate's current conversion factors. The conversion factor for NGL has changed in 2001. The old conversion factor would have resulted in a production amount for 2001 of 416,000 boe/day. The volumes of prior periods are restated in order to be comparable.

Three commercial discoveries were made in the fourth quarter; two in Norway and one in Libya. A smaller discovery made in the Oseberg area , together with earlier discoveries, establish the foundation for a new satellite development.

Hydro's remaining oil and gas reserves amounted to 2,073 million barrels of oil equivalents at the end of 2001 compared with 2,040 million barrels of oil equivalents the prior year. Hydro's reserve replacement ratio in 2001 was approximately 122 %. Positive developments in the reserve replacement ratio result from the maturing of technical resources into proved reserves, primarily in Norway and Angola, and the revisions to recoverable reserve estimates for other fields in the portfolio. The increase also includes the effects of a change in the factor used to convert gas condensate volumes to oil equivalents. The reserve replacement ratio would have been 111% excluding this change.

In January 2002 Hydro delivered a bid for shares in operator fields connected to the Norwegian Government's process of selling stakes in the State's Direct Financial Interest in oil and gas assets in the Norwegian sector. The authorities expect to conclude the sales process during April 2002.

ENERGY

EBITDA for Energy in 2001 was NOK 1,721 million (NOK 1,745 million). EBITDA in 2001 included a gain of NOK 179 million resulting from the sale of the Company's remaining transmission grid assets, while the result for 2000 includes a nonrecurring pension expense of NOK 85 million. Operating income for 2001 was NOK 1,397 million. Excluding nonrecurring items, underlying operating income declined 29 % due to reduced refinery margins and volumes, lower power production and somewhat higher fixed costs. Higher realized prices for electricity sales partly offset these effects.

In the fourth quarter of 2001, EBITDA was NOK 247 million (NOK 195 million), while operating income increased by 42 %. The underlying result for 2001 was at the same level as the prior year after excluding the effects of nonrecurring charges relating to pension costs in the fourth quarter of 2000.

Lower refinery margins combined with lower production in the third quarter following a fire at the Company's partly owned refinery contributed to a reduction in EBITDA for oil trading and refinery activities totaling NOK 115 million for the year.

Power production in 2001 was 9.7 TWH representing a reduction of 16 % compared to 2000. This amount was higher than production based on normal precipitation. Higher prices in 2001 have more than compensated for the effects of lower production.

OIL MARKETING

EBITDA for Oil marketing in 2001 was NOK 115 million (NOK 211 million). The result reflects falling crude oil prices which led to inventory losses of NOK 113 million for the year based on a first in, first out (FIFO) basis of accounting. The result for 2000 included positive inventory adjustments of NOK 112 million. EBITDA for the fourth quarter of 2001 was NOK 10 million. Excluding inventory effects, 2001 operating results improved by NOK 115 million for the fourth quarter and NOK 128 million for the year. The improvements primarily reflects increased operating results in Hydro Texaco, better margins and reduced fixed costs. The Company executed a fixed cost reduction program in 2001 resulting in a cost reductions of NOK 21 million for the fourth quarter of 2001 compared to the equivalent period in 2000.

EBITDA for 2001 includes NOK 15 million representing Hydro's share of net income in the retail marketing company Hydro Texaco. Operating results for Hydro Texaco were at the same level as in 2000.

HYDRO LIGHT METALS

EBITDA

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Aluminium Metal Products	**346**	251	**2,414**	3,744
Aluminium Extrusion	**83**	294	**767**	1,307
Other Light Metals	**(738)**	(53)	**(672)**	483
Eliminations	**7**	(19)	**34**	(33)
Total	**(302)**	473	**2,543**	5,501

Operating income (loss)

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Aluminium Metal Products	**(14)**	98	**1,456**	2,821
Aluminium Extrusion	**(143)**	143	**142**	691
Other Light Metals	**(847)**	(196)	**(1,446)**	(143)
Eliminations	**7**	(19)	**33**	(33)
Total	**(997)**	26	**185**	3,336

ALUMINIUM METAL PRODUCTS

EBITDA for Aluminium Metal Products for 2001 was NOK 2,414 million (NOK 3,744 million). The decline in EBITDA in 2001 was primarily due to losses on aluminum options, lower margins at metal plants and the positive effects in 2000 of exceptional metal trading results.

EBITDA for the fourth quarter was NOK 346 million (NOK 251 million). The fourth quarter of 2000 included a nonrecurring charge of NOK 365 million relating to pension costs. Results for the quarter reflect weaker margins at the metal plants together with increased charges for bad debts of NOK 100 million. Included in bad debts was NOK 50 million relating to sales to Fundo in Høyanger. Losses of NOK 95 million which were disclosed in the third quarter of 2001 relating to options contracts also reduced EBITDA for the period. Sales volumes were somewhat higher as a result of new remelt plants coming on stream in 2001.

The aluminum price on the London Metal Exchange (LME) averaged USD 1,337 per tonne for the fourth quarter of 2001, a decline of 12 % compared to the corresponding period in the previous year. Hydro's realized price for standard Ingot was USD 1,485 dollar per tonne in 2001, 2 % lower than in the previous year. Realized prices for the fourth quarter were USD 1,383 dollar per tonne, a decline of 9 %. Stated in Norwegian kroner, realized prices fell by approximately 11 % during the fourth quarter, while for the year as a whole realized prices were largely unchanged.

Earnings for the aluminum metal plants in 2001 were 12 % lower than in the previous year. In the fourth quarter earnings were 45 % lower than in the corresponding period in 2000.

Fixed costs increased during the year reflecting costs relating to the new remelt plants. Margins per tonne were considerably lower in 2001 than in the previous year as a result of higher variable costs primarily due to increased power prices.

EBITDA for the metal trading operation in the fourth quarter showed a loss of NOK 60 million. Results for the year were NOK 864 million lower than the exceptional positive result in 2000 arising from the temporary imbalance within the alumina market. Loss provisions of approximately NOK 200 million are included in the result for 2001. Results for physical metal trading were also weaker than in 2000.

At the beginning of the fourth quarter, Hydro terminated collar options and neutralized forward sales contracts linked to a terminated hedging program. This resulted in a fourth quarter charge of NOK 95 million. The forward sales contracts were designated as cash flow hedges. Positive effects in earnings are expected from these contracts of NOK 81 and 46 million in 2002 and 2003 respectively. Total losses relating to these contracts for the year 2001 were NOK 545 million.

As part of a price hedging program, forward sales contracts and forward currency contracts were entered into for a portion of the expected sales volume from 2003 to 2007 in connection with the expansion of the aluminum metal plant in Sunndal. At the end of the fourth quarter 2001, roughly 490,000 tonnes of metal had been sold forward at a price of approximately NOK 14,000 per tonne. These contracts have resulted in unrealized gains of roughly NOK 30 million . However, because the contracts are designated as cash flow hedges, the gains are deferred and will be included in the future results relating to the underlying hedged sales.

The weaker macroeconomic development, especially in the US, has resulted in substantially lower demand for aluminum. Global inventories, however, have not increased significantly as production capacity of approximately 1.5 million tonnes in the US, Brazil and Canada has been idled because of power shortages.

ALUMINIUM EXTRUSION

In 2001 EBITDA for Aluminium Extrusion was NOK 767 million (NOK 1,307 million), while operating income was NOK 142 million. For the fourth quarter EBITDA was NOK 83 million (NOK 294 million).

Continuing from the third quarter, margins and volumes have been reduced in most markets with the exception of building systems in Europe which has experienced a more positive development. Measures implemented to adapt to the difficult market conditions have resulted in nonrecurring charges for write-downs and workforce reductions totaling NOK 155 million in 2001. Of this amount, NOK 95 million is reflected in depreciation relating to write downs of fixed assets. Of the total charge NOK 136 million is reflected in the results for the fourth quarter.

In November, 2001 an agreement was signed in connection with the purchase of the Technal group based in Toulouse, France for a price of EUR 73 million (NOK 580 million) and the assumption of approximately NOK 290 million in debt. The acquisition makes Hydro a major player within the building systems market in Europe. The purchase was completed on 25 January 2002.

OTHER LIGHT METALS

EBITDA for Aluminium Rolled Products in 2001 declined slightly compared with 2000. Production has been at roughly the same level as in 2000, but weak markets have had a negative impact on margins.

EBITDA for Automotive Structures was negative in 2001. Fourth quarter EBITDA was weak and considerably lower than last year. This was due to reduced volumes and margins as well as a charge of approximately NOK 60 million for nonrecurring costs in connection with workforce reductions and other rationalization measures.

EBITDA for Magnesium was negative for the fourth quarter and for the year. In October 2001 Hydro's corporate assembly decided to terminate primary magnesium production in Porsgrunn. This had a negative impact on EBITDA in the fourth quarter of NOK 700 million, representing the closure costs and costs for workforce reductions. In the third quarter of 2001, a charge was made for write down of fixed assets in Porsgrunn of NOK 261 million. Further costs relating to workforce reduction of roughly NOK 100 million are anticipated during the first half of 2002.

HYDRO AGRI

EBITDA

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Plant Nutrition	**981**	697	**3,774**	2,841
Gas and Chemicals	**118**	121	**628**	712
KFK	**74**	(9)	**350**	386
Eliminations	**(1)**	10	**17**	43
Total	**1,172**	819	**4,769**	3,982

Operating income (loss)

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Plant Nutrition	**565**	190	**1,752**	990
Gas and Chemicals	**81**	(3)	**362**	313
KFK	**(32)**	(102)	**(26)**	(44)
Eliminations	**-**	11	**18**	44
Total	**614**	96	**2,106**	1,303

PLANT NUTRITION

Plant nutrition achieved an EBITDA in 2001 of NOK 3,774 million (2,841 million). Nonrecurring charges of NOK 239 million reduced EBITDA, compared with nonrecurring charges of NOK 731 million in 2000. Excluding these items, EBITDA improved by 12 % primarily resulting from cost savings of approximately NOK 580 million. Price increases resulting from an improved market balance largely compensated for the higher oil and gas costs and lower sales volumes resulting from extremely wet weather in Europe in the spring of 2001.

EBITDA for Plant Nutrition in the fourth quarter of 2001 amounted to NOK 981 million (NOK 697 million) including non-recurring income of NOK 50 million compared to nonrecurring charges of NOK 316 million in the same quarter of 2000. Underlying results decreased 8 percent excluding these items as a result of slightly lower prices and volumes. Further reductions in fixed costs contributed positively to the result.

The Hydro Agri Turnaround improvement program was completed at the end of the year achieving total manning reductions of 3,600 people and annual fixed costs reductions of NOK 2,380 compared to the 1998 level. Both cost and manning has been reduced by more than 30 %. Efforts to achieve further improvements are ongoing.

Plant Nutrition increased market share in Europe despite a reduction in volumes and the continued high imports. However, the normal price spread between nitrate products and urea continues. As a result, weak urea prices continue to have a negative effect on the price level for nitrates.

The total volume of fertilizer delivered to the most important markets in Western Europe declined in 2001 following three years of moderate growth. Deliveries were approximately 17 percent lower in 2001 compared to 2000 in Hydro's core European markets. A substantial share of volumes intended for spring application were sold in advance, increasing volumes sold in calendar 2000. In addition the extreme weather conditions in the spring of 2001 led to a lower consumption of fertilizer in the 2000-2001 season.

Average Prices for the most important nitrogen products in Europe increased approximately 10 percent on an annual basis while price levels at the end of the year were marginally lower than at the end of 2000. The international market for urea and DAP remained weak, while the ammonia market declined in line with the fall in US gas prices. Activities outside of Europe resulted in an overall satisfactory improvement in 2001.

GAS AND CHEMICALS

EBITDA for 2001 was NOK 628 million compared with NOK 712 million for the year 2000. The decline was due primarily to internal transfers between Gas and Chemicals and Plant Nutrition, and weak results from activities that were sold during the year. The sale of Oleochemicals in the fourth quarter resulted in a loss of NOK 53 million, which is included in other items. Underlying results, in core activities improved compared with the year 2000.

For the fourth quarter of 2001, EBITDA was NOK 118 million compared with NOK 121 million in the equivalent quarter of 2000. The underlying results for the core business operations improved for the quarter after excluding the nonrecurring charge of approximately NOK 30 million relating to pension costs in the fourth quarter of 2000 and the loss from the sale of Oleochemicals of NOK 53 million in the fourth quarter of 2001.

Activities relating to specialty products for water treatment and reducing hazardous discharges improved in 2001. Results from gas operation continued at a level considerably higher than the company's capital costs. Deliveries of technical ammonium nitrate to the explosives industry also improved.

A/S KORN- OG FODERSTOFKOMPAGNIET - KFK

EBITDA for KFK for the year 2001 was NOK 350 million, compared with NOK 386 million last year. The decline reflects the positive effects of NOK 89 million relating to disposals included in results for 2000. Underlying results in 2001 were positive reflecting higher margins, lower costs and higher financial income. KFK's grain trading operations were lower compared to 2000 and earlier years.

EBITDA for the fourth quarter was NOK 74 million, NOK 83 million higher than in the equivalent quarter of 2000. Margins for animal feed increased considerably, although volumes declined somewhat. Volumes for the fish feed operation, Biomar, were also lower than the prior year, but margins also improved. Results for KFK have experienced negative developments in recent years. As a result, an extensive improvement program was initiated in 2001 in order to reverse this trend and improve results. Improvement measures have proceeded according to plan.

PETROCHEMICALS

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
EBITDA	**-**	(68)	**363**	662
Operating income	**(145)**	(188)	**(101)**	265

EBITDA in 2001 was NOK 363 million, compared with NOK 662 million for 2000. EBITDA in 2001 includes nonrecurring costs of around NOK 225 million in connection with manning reductions and demolition of an old plant. In 2001, Hydro disposed of Singapore Polymer Corporation resulting in a gain of NOK 59 million. Nonrecurring costs in 2000, mainly relating to pensions, were around NOK 173 million. Excluding nonrecurring costs, underlying results declined for 2001 primarily as a result of lower S-PVC prices. This was partly offset by higher caustic soda prices.

EBITDA in the fourth quarter was zero. Nonrecurring items included charges in the fourth quarter amounted to around NOK 130 million and the gain of NOK 59 million on sale of Singapore Polymer Corporation. Underlying EBITDA was 32 % below the prior year.

OTHER ACTIVITIES

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
EBITDA	**398**	1,079	**499**	1,896
Operating income (loss)	**166**	(535)	**(218)**	(20)

Other Activities include Pronova, the casualty insurance company Industriforsikring, Hydro Business Partner and Hydro Technology and Products.

EBITDA for Other activities declined by NOK 1,397 million compared to 2000, and NOK 681 million for the quarter. In the fourth quarter 2000, the Company sold Hydro Sea-food resulting in a gain of NOK 1,609 million. Hydro Seafood's British operations were sold in the third quarter of 2001 resulting in a gain of NOK 418 million. The results for 2000 were also positively influenced from the Hydro Seafood operating results up to the time of sale. Manning reductions at Hydro's Grenland industrial site in Norway resulted in a charge of NOK 300 million to the second quarter of 2001.

The fourth quarter of 2000 includes nonrecurring charges related to pension and demanning costs of approximately NOK 400 million. Excluding these items as well as demanning costs of NOK 300 million incurred in 2001 and the effects of the gain on the sale of Hydro Seafood in 2000, other activities result improved by approximately NOK 40 million for the year.

The high operating income of NOK 1,788 million reflected in Corporate activities in 2000 resulted from a change in the method of allocating pension cost to the Company's Norwegian operating units. The cost allocation is now based on a linear earning of pension rights. The change resulted in a non-recurring charge to the individual segments and a one time positive effect included in the results for Corporate activities.

FINANCE

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Interest income	**750**	785	**2,775**	1,803
Dividends received / net gain (loss) on securities	**38**	(101)	**72**	(56)
Interest income and other financial income	**788**	684	**2,847**	1,747
Interest expense	**(932)**	(1,019)	**(3,721)**	(4,045)
Capitalized interest	**164**	499	**685**	1,029
Net foreign exchange gain (loss)	**(203)**	424	**(416)**	(655)
Other	**(65)**	(24)	**(157)**	(234)
Interest expense and foreign exchange gain (loss)	**(1,036)**	(120)	**(3,609)**	(3,905)
Net financial income (expense)	**(248)**	564	**(762)**	(2,158)

Net financial expense in 2001 was NOK 762 million (NOK 2,158 million). The reduction reflects the group's increased cash reserves which resulted in increased interest earnings. Currency losses were somewhat lower than in 2000.

Net financial expense for the fourth quarter was 248 million, compared with net financial expenses of 564 in the fourth quarter of 2000. Financial expenses included currency losses reflecting a stronger dollar during this period as well as a loss of around NOK 130 million resulting from the devaluation of the Argentine peso.

Net interest bearing debt at the end of 2001 was NOK 21.1 billion, reduced by NOK 8.6 billion during 2001.

Hydro's debt/equity ratio, calculated as long-term interest-bearing debt divided by equity plus minority interests was 0.5 at the end of 2001. The debt/equity ratio was approximately 0.3 after adjustment for excess cash and cash equivalents. The Company has a long-term target debt/equity ratio of 0.5.

TAXES

The provision for current and deferred taxes for 2001 was NOK 13,750 million, equivalent to approximately 64 % of pretax income. The amount for 2001 is comprised mainly of current taxes. The equivalent figures for 2000 were NOK 16,178 million and 54 %.

The tax percentage for 2000 was influenced by gains from the sale of operations recorded in Other income which are taxed at a lower rate. Excluding these gains, the tax percentage would have been around 59 %. The increase in the effective tax rate was due to increased earnings from oil and gas activities in 2001 compared with 2000. The marginal tax rate for this operation is 78 %.

The tax percent for the fourth quarter of 2001 was 60%. The Company's tax expense was positively influenced by tax benefits realized through the liquidation of companies as well as the realization of operating loss carry forwards in countries outside of Norway as a result of the improved earnings in the Agri business area.

As a result of amendments to regulations relating to distribution of financial expenses between Norwegian Continental Shelf and land based operations, a higher effective taxation of oil and gas activities in Norway is forecasted for 2002 of around NOK 400 million assuming equivalent market conditions as for 2001. The acquisition of VAW will, however, affect the relative distribution of earnings between the oil and gas activities and other areas which may mitigate the total effective tax rate for the group.

Hydro has revised their plans *for the presentation of the quar*terly results in 2002 as a result of the integration process with VAW. The first quarter in 2002 is expected be presented 29 April while the second and third quarters are expected to be presented on 22 July and 21 October respectively.

Oslo, 11 February 2002

The Board of Directors

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

NOK million, except per share data	Fourth quarter 2001	Fourth quarter 2000	Year ended 31 December, 2001	Year ended 31 December, 2000
Operating revenues	**34,670**	41,268	**152,835**	156,861
Depreciation, depletion and amortization	**3,102**	3,239	**12,273**	12,538
Other operating costs	**27,775**	30,786	**118,518**	115,722
Restructuring costs	**961**	-	**961**	135
Operating income	**2,832**	7,243	**21,083**	28,466
Equity in net income of non-consolidated investees	**265**	131	**566**	672
Interest income and other financial income	**788**	684	**2,847**	1,747
Other income (loss)	**(19)**	1,609	**578**	3,161
Earnings before interest expense and tax (EBIT)	**3,866**	9,667	**25,074**	34,046
Interest expense and foreign exchange (loss)	**(1,036)**	(120)	**(3,609)**	(3,905)
Income before tax and minority interest	**2,830**	9,547	**21,465**	30,141
Income tax expense	**(1,703)**	(4,747)	**(13,750)**	(16,178)
Minority interest	**17**	59	**177**	18
Net income	**1,144**	4,859	**7,892**	13,981
Earnings per share - NOK	**4.40**	18.60	**30.50**	53.40
Average number of outstanding shares	**257,411,860**	261,031,043	**258,434,202**	261,620,982

- All figures are based on generally accepted accounting principles in the United States (US GAAP), unless otherwise stated. Hydro's accounting policies are included in the 2000 Annual Report.
- Interim figures are unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS

NOK million, except per share data	31 December, 2001	31 December, 2000
ASSETS		
Cash and cash equivalents	**27,148**	21,766
Other liquid assets	**2,421**	2,491
Receivables	**34,960**	38,800
Inventories	**15,794**	18,738
Total current assets	**80,323**	81,795
Property, plant and equipment, less accumulated depreciation, depletion and amortization	**95,277**	95,025
Other assets	**22,322**	19,534
Total non-current assets	**117,599**	114,559
Total assets	**197,922**	196,354
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank loans and other interest-bearing short-term debt	**8,458**	9,088
Current portion of long-term debt	**1,966**	2,209
Other current liabilities	**32,569**	33,429
Total current liabilities	**42,993**	44,726
Long-term debt	**37,853**	40,174
Other long-term liabilities	**10,127**	7,421
Deferred tax liabilities	**31,105**	31,387
Total long-term liabilities	**79,085**	78,982
Minority shareholders' interest in consolidated subsidiaries	**1,051**	1,419
Shareholders' equity	**74,793**	71,227
Total liabilities and shareholders' equity	**197,922**	196,354
Shareholders' equity per share	**290.30**	274.00
Total number of outstanding shares	**257,634,172**	259,986,070

EBITDA* AND RECONCILIATION TO INCOME BEFORE TAXES AND MINORITY INTEREST

The transition to a new steering model, Value Based Management (VBM) has moved Hydro's focus to cash flow-based indicators, before and after taxes. EBITDA, defined as income (loss) before tax, interest expense, depreciation, amortization, write downs and certain other financial items, is an approximation of cash flow from operations before tax. It is being used as a measure to assess performance in Hydro's operational areas and business segments. Accordingly, EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investee companies and gains and losses on sales of activities classified as Other income (loss) in the income statement. It excludes depreciation, write downs and amortization, as well as amortization of goodwill in non-consolidated investee companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of the company's operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles. Hydro's definition of EBITDA can differ from that of other companies.

Hydro has also introduced Cash Return On Gross Investment (CROGI) as an annual rate of return measure. CROGI is defined as gross cash flow after taxes, divided by gross investment. Gross cash flow is defined as EBITDA less taxes, while gross investment is defined as total assets[1] plus accumulated depreciation, amortization and write downs, less short-term interestfree debt [2].

CROGI in 2001 was 9,1 % compared with 12,3 % for 2000. Calculated on normalized prices, CROGI in 2001 was around 8 % and around 9 % for 2000. The normalized prices used are: oil - USD 18 per barrel, aluminum (LME) - USD 1,500 per tonne, fertilizer - CAN 27, USD 113 per tonne, with an exchange rate of NOK 8.00 per dollar.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Hydro Oil and Energy	**5,528**	7,986	**27,604**	30,641
Hydro Light Metals	**(302)**	473	**2,543**	5,501
Hydro Agri	**1,172**	819	**4,769**	3,982
Petrochemicals and Other Activities	**398**	1,011	**862**	2,558
Corporate and Eliminations	**501**	2,588	**1,979**	3,927
Total EBITDA	**7,297**	12,877	**37,757**	46,609
Depreciation, depletion and amortization [3]	**(3,363)**	(3,239)	**(12,534)**	(12,538)
Amortization of goodwill of non-consolidated investees	**(68)**	29	**(149)**	(25)
Interest expense	**(932)**	(1,019)	**(3,721)**	(4,045)
Capitalized interest	**164**	499	**685**	1,029
Net foreign exchange gain (loss)	**(203)**	424	**(416)**	(655)
Other financial items	**(65)**	(24)	**(157)**	(234)
Income before tax and minority interest	**2,830**	9,547	**21,465**	30,141

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

* EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.

1) Deferred tax assets are not included in gross investment.

2) Deferred taxes and taxes payable are not deducted from gross investment.

3) This includes write-downs of property, plant and equipment included in restructuring costs of NOK 261 million.

INDIVIDUAL OPERATING SEGMENTS

OPERATING REVENUES

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**7,562**	10,282	**33,282**	35,494
Energy	**9,379**	12,182	**43,074**	44,591
Oil Marketing	**902**	1,239	**3,729**	4,094
Eliminations	**(6,305)**	(8,281)	**(28,069)**	(29,056)
Hydro Oil and Energy	**11,538**	15,422	**52,016**	55,123
Aluminium Metal Products	**7,940**	8,483	**34,442**	33,534
Aluminium Extrusion	**3,489**	4,090	**15,554**	15,881
Other Light Metals	**1,768**	1,955	**7,603**	8,226
Eliminations	**(1,508)**	(1,613)	**(6,516)**	(6,511)
Hydro Light Metals	**11,689**	12,915	**51,083**	51,130
Plant Nutrition	**8,083**	9,139	**34,392**	33,744
Gas and Chemicals	**1,201**	1,219	**4,649**	4,776
KFK	**2,480**	2,754	**11,000**	10,638
Eliminations	**(533)**	(731)	**(1,851)**	(2,192)
Hydro Agri	**11,231**	12,381	**48,190**	46,966
Petrochemicals	**1,087**	1,657	**5,374**	6,270
Other Activities	**1,556**	1,909	**5,987**	7,841
Segments	**37,101**	44,284	**162,650**	167,330
Corporate	**100**	176	**521**	399
Eliminations	**(2,531)**	(3,192)	**(10,336)**	(10,868)
Total	**34,670**	41,268	**152,835**	156,861

EXTERNAL REVENUES

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**1,830**	2,868	**7,848**	9,436
Energy	**7,647**	9,897	**35,725**	36,749
Oil Marketing	**903**	1,239	**3,725**	4,088
Hydro Oil and Energy	**10,380**	14,004	**47,298**	50,273
Aluminium Metal Products	**6,611**	7,023	**28,190**	27,157
Aluminium Extrusion	**3,420**	3,978	**15,384**	15,763
Other Light Metals	**1,739**	1,869	**7,368**	7,887
Hydro Light Metals	**11,770**	12,870	**50,942**	50,807
Plant Nutrition	**7,511**	8,139	**32,295**	31,187
Gas and Chemicals	**1,150**	1,161	**4,513**	4,569
KFK	**2,479**	2,687	**10,967**	10,412
Hydro Agri	**11,140**	11,987	**47,775**	46,168
Petrochemicals	**1,078**	1,629	**5,321**	6,211
Other Activities	**288**	701	**1,426**	3,288
Segments	**34,656**	41,191	**152,762**	156,747
Corporate	**14**	77	**73**	114
Total	**34,670**	41,268	**152,835**	156,861

INTERNAL REVENUES

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**5,732**	7,414	**25,434**	26,058
Energy	**1,732**	2,285	**7,349**	7,842
Oil Marketing	**(1)**	-	**4**	6
Eliminations	**(6,305)**	(8,281)	**(28,069)**	(29,056)
Hydro Oil and Energy	**1,158**	1,418	**4,718**	4,850
Aluminium Metal Products	**1,329**	1,460	**6,252**	6,377
Aluminium Extrusion	**69**	112	**170**	118
Other Light Metals	**29**	86	**235**	339
Eliminations	**(1,508)**	(1,613)	**(6,516)**	(6,511)
Hydro Light Metals	**(81)**	45	**141**	323
Plant Nutrition	**572**	1,000	**2,097**	2,557
Gas and Chemicals	**51**	58	**136**	207
KFK	**1**	67	**33**	226
Eliminations	**(533)**	(731)	**(1,851)**	(2,192)
Hydro Agri	**91**	394	**415**	798
Petrochemicals	**9**	28	**53**	59
Other Activities	**1,268**	1,208	**4,561**	4,553
Segments	**2,445**	3,093	**9,888**	10,583
Corporate	**86**	99	**448**	285
Eliminations	**(2,531)**	(3,192)	**(10,336)**	(10,868)
Total	**-**	-	**-**	-

OPERATING INCOME (LOSS)

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**2,964**	5,757	**17,813**	20,108
Energy	**236**	166	**1,397**	1,614
Oil Marketing	**(15)**	(49)	**(32)**	55
Eliminations	**-**	27	**-**	27
Hydro Oil and Energy	**3,185**	5,901	**19,178**	21,804
Aluminium Metal Products	**(14)**	98	**1,456**	2,821
Aluminium Extrusion	**(143)**	143	**142**	691
Other Light Metals	**(847)**	(196)	**(1,446)**	(143)
Eliminations	**7**	(19)	**33**	(33)
Hydro Light Metals	**(997)**	26	**185**	3,336
Plant Nutrition	**565**	190	**1,752**	990
Gas and Chemicals	**81**	(3)	**362**	313
KFK	**(32)**	(102)	**(26)**	(44)
Eliminations	**-**	11	**18**	44
Hydro Agri	**614**	96	**2,106**	1,303
Petrochemicals	**(145)**	(188)	**(101)**	265
Other Activities	**166**	(535)	**(218)**	(20)
Segments	**2,823**	5,300	**21,150**	26,688
Corporate	**12**	1,942	**(72)**	1,788
Eliminations	**(3)**	1	**5**	(10)
Total	**2,832**	7,243	**21,083**	28,466

OPERATING INCOME - EBIT - EBITDA FOURTH QUARTER 2001

NOK million	Operating income (loss)	Non-cons. investees	Interest income	Selected financial items	Other income	EBIT	Depr. and amort.	EBITDA
Exploration and Production	2,964	4	28	-	-	2,996	2,275	5,271
Energy	236	16	2	(9)	-	245	2	247
Oil Marketing	(15)	(8)	6	(1)	-	(18)	28	10
Eliminations	-	-	-	(1)	-	(1)	1	-
Hydro Oil and Energy	3,185	12	36	(11)	-	3,222	2,306	5,528
Aluminium Metal Products	(14)	244	3	(2)	-	231	115	346
Aluminium Extrusion	(143)	(12)	10	(2)	(25)	(172)	255	83
Other Light Metals	(847)	(16)	2	-	-	(861)	123	(738)
Eliminations	7	-	-	-	-	7	-	7
Hydro Light Metals	(997)	216	15	(4)	(25)	(795)	493	(302)
Plant Nutrition	565	26	113	3	-	707	274	981
Gas and Chemicals	81	8	4	1	(53)	41	77	118
KFK	(32)	2	34	(1)	-	3	71	74
Eliminations	-	-	-	(2)	-	(2)	1	(1)
Hydro Agri	614	36	151	1	(53)	749	423	1,172
Petrochemicals	(145)	(2)	1	1	59	(86)	86	-
Other Activities	166	1	60	51	-	278	120	398
Segments	2,823	263	263	38	(19)	3,368	3,428	6,796
Corporate	12	2	487	(2)	-	499	7	506
Eliminations	(3)	-	-	2	-	(1)	(4)	(5)
Total	2,832	265	750	38	(19)	3,866	3,431	7,297

OPERATING INCOME - EBIT - EBITDA YEAR 2001

NOK million	Operating income (loss)	Non-cons. investees	Interest income	Selected financial items	Other income	EBIT	Depr. and amort.	EBITDA
Exploration and Production	17,813	35	109	16	-	17,973	7,795	25,768
Energy	1,397	17	4	(8)	179	1,589	132	1,721
Oil Marketing	(32)	15	23	-	-	6	109	115
Eliminations	-	(2)	-	(1)	-	(3)	3	-
Hydro Oil and Energy	19,178	65	136	7	179	19,565	8,039	27,604
Aluminium Metal Products	1,456	196	9	117	-	1,778	636	2,414
Aluminium Extrusion	142	(61)	21	(3)	(25)	74	693	767
Other Light Metals	(1,446)	(17)	4	-	-	(1,459)	787	(672)
Eliminations	33	-	-	1	-	34	-	34
Hydro Light Metals	185	118	34	115	(25)	427	2,116	2,543
Plant Nutrition	1,752	326	368	37	-	2,483	1,291	3,774
Gas and Chemicals	362	4	17	1	(53)	331	297	628
KFK	(26)	2	104	(3)	-	77	273	350
Eliminations	18	-	-	(1)	-	17	-	17
Hydro Agri	2,106	332	489	34	(53)	2,908	1,861	4,769
Petrochemicals	(101)	48	2	1	59	9	354	363
Other Activities	(218)	1	102	(96)	418	207	292	499
Segments	21,150	564	763	61	578	23,116	12,662	35,778
Corporate	(72)	2	2,012	11	-	1,953	23	1,976
Eliminations	5	-	-	-	-	5	(2)	3
Total	21,083	566	2,775	72	578	25,074	12,683	37,757

EBITDA

NOK million	Fourth quarter 2001	Fourth quarter 2000	Year 2001	Year 2000
Exploration and Production	**5,271**	7,821	**25,768**	28,656
Energy	**247**	195	**1,721**	1,745
Oil Marketing	**10**	(60)	**115**	211
Eliminations	**-**	30	**-**	29
Hydro Oil and Energy	**5,528**	7,986	**27,604**	30,641
Aluminium Metal Products	**346**	251	**2,414**	3,744
Aluminium Extrusion	**83**	294	**767**	1,307
Other Light Metals	**(738)**	(53)	**(672)**	483
Eliminations	**7**	(19)	**34**	(33)
Hydro Light Metals	**(302)**	473	**2,543**	5,501
Plant Nutrition	**981**	697	**3,774**	2,841
Gas and Chemicals	**118**	121	**628**	712
KFK	**74**	(9)	**350**	386
Eliminations	**(1)**	10	**17**	43
Hydro Agri	**1,172**	819	**4,769**	3,982
Petrochemicals	**-**	(68)	**363**	662
Other Activities	**398**	1,079	**499**	1,896
Segments	**6,796**	10,289	**35,778**	42,682
Corporate	**506**	2,526	**1,976**	3,919
Eliminations	**(5)**	62	**3**	8
Total	**7,297**	12,877	**37,757**	46,609

EBITDA

NOK million	2001 1st qtr	2001 2nd qtr	2001 3rd qtr	2001 **4th qtr**	2000 1st qtr	2000 2nd qtr	2000 3rd qtr	2000 4th qtr
Exploration and Production	7,062	6,902	6,533	**5,271**	6,406	7,041	7,388	7,821
Energy	776	495	203	**247**	479	579	492	195
Oil Marketing	56	28	21	**10**	97	76	98	(60)
Eliminations	-	-	-	**-**	-	1	(2)	30
Hydro Oil and Energy	7,894	7,425	6,757	**5,528**	6,982	7,697	7,976	7,986
Aluminium Metal Products	1,056	763	249	**346**	1,342	1,085	1,066	251
Aluminium Extrusion	281	180	223	**83**	311	392	310	294
Other Light Metals	95	(77)	48	**(738)**	164	181	191	(53)
Eliminations	(2)	23	6	**7**	(14)	1	(1)	(19)
Hydro Light Metals	1,430	889	526	**(302)**	1,803	1,659	1,566	473
Plant Nutrition	1,420	822	551	**981**	767	861	516	697
Gas and Chemicals	150	186	174	**118**	185	217	189	121
KFK	2	87	187	**74**	69	175	151	(9)
Eliminations	2	12	4	**(1)**	20	23	(10)	10
Hydro Agri	1,574	1,107	916	**1,172**	1,041	1,276	846	819
Petrochemicals	109	137	117	**-**	275	173	282	(68)
Other Activities	(95)	(136)	332	**398**	163	192	462	1,079
Segments	10,912	9,422	8,648	**6,796**	10,264	10,997	11,132	10,289
Corporate	471	540	459	**506**	93	72	1,228	2,526
Eliminations	(24)	8	24	**(5)**	(8)	(73)	27	62
Total	11,359	9,970	9,131	**7,297**	10,349	10,996	12,387	12,877

DEPRECIATION, DEPLETION AND AMORTIZATION

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**2,272**	2,011	**7,791**	8,046
Energy	**3**	31	**119**	127
Oil Marketing	**28**	31	**110**	113
Eliminations	**-**	2	**-**	2
Hydro Oil and Energy	**2,303**	2,075	**8,020**	8,288
Aluminium Metal Products	**82**	167	**582**	622
Aluminium Extrusion	**249**	135	**686**	537
Other Light metals	**(150)**	120	**482**	486
Hydro Light Metals	**181**	422	**1,750**	1,645
Plant Nutrition	**268**	346	**1,275**	1,286
Gas and Chemicals	**76**	124	**295**	354
KFK	**64**	69	**266**	257
Hydro Agri	**408**	539	**1,836**	1,897
Petrochemicals	**84**	112	**353**	395
Other Activities	**119**	81	**292**	293
Segments	**3,095**	3,229	**12,251**	12,518
Corporate	**7**	12	**22**	25
Eliminations	**-**	(2)	**-**	(5)
Total	**3,102**	3,239	**12,273**	12,538

INVESTMENTS 1)

	Fourth quarter		Year	
NOK million	**2001**	2000	**2001**	2000
Exploration and Production	**3,340**	2,571	**9,618**	8,322
Energy	**182**	47	**366**	123
Oil Marketing	**53**	22	**106**	63
Eliminations	**-**	29	**-**	29
Hydro Oil and Energy	**3,575**	2,669	**10,090**	8,537
Aluminium Metal Products	**821**	1,505	**1,900**	2,561
Aluminium Extrusion	**221**	263	**710**	1,962
Other Light Metals	**344**	188	**917**	552
Hydro Light Metals	**1,386**	1,956	**3,527**	5,075
Plant Nutrition	**285**	331	**657**	1,093
Gas and Chemicals	**31**	74	**140**	240
KFK	**514**	330	**684**	548
Hydro Agri	**830**	735	**1,481**	1,881
Petrochemicals	**92**	135	**347**	540
Other Activities	**132**	119	**341**	474
Segments	**6,015**	5,614	**15,786**	16,507
Corporate	**269**	60	**542**	83
Eliminations	**-**	(25)	**-**	(25)
Total	**6,284**	5,649	**16,328**	16,565

1) Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

CROGI

NOK million	1997	1998	1999	2000	**2001**
Exploration and Production	9.9 %	7.3 %	9.4 %	14.5 %	**13.1 %**
Energy	11.4 %	8.0 %	12.1 %	17.5 %	**17.3 %**
Oil Marketing	3.6 %	5.8 %	13.0 %	5.5 %	**3.2 %**
Hydro Oil and Energy	9.8 %	7.3 %	9.7 %	14.4 %	**13.0 %**
Aluminium Metal Products	9.0 %	11.8 %	9.2 %	14.5 %	**9.2 %**
Aluminium Extrusion	11.4 %	10.7 %	11.9 %	13.0 %	**7.8 %**
Other Light Metals	3.6 %	4.8 %	5.1 %	3.6 %	**(5.1) %**
Hydro Light Metals	7.5 %	9.2 %	8.3 %	10.6 %	**4.7 %**
Plant Nutrition	7.0 %	3.7 %	(0.3) %	7.0 %	**9.2 %**
Gas and Chemicals	13.3 %	13.8 %	14.3 %	12.6 %	**11.4 %**
KFK	7.2 %	5.7 %	6.8 %	5.0 %	**4.3 %**
Hydro Agri	7.5 %	4.9 %	2.0 %	7.4 %	**8.7 %**
Petrochemicals	7.8 %	6.4 %	7.3 %	5.9 %	**3.8 %**
Other Activities	7.5 %	4.1 %	18.5 %	18.4 %	**7.2 %**
Corporate	0.9 %	2.4 %	0.7 %	3.6 %	**1.6 %**
Total	8.5 %	7.7 %	8.4 %	12.3 %	**9.1 %**

QUARTERLY RESULTS

NOK million except		**2001**				2000		
per share data	1st qtr	2nd qtr	3rd qtr	**4th qtr**	1st qtr	2nd qtr	3rd qtr	4th qtr
Operating revenues	41,128	40,951	36,086	**34,670**	38,366	39,142	38,085	41,268
Operating income	7,445	6,065	4,741	**2,832**	6,729	7,032	7,462	7,243
EBITDA	11,359	9,970	9,131	**7,297**	10,349	10,996	12,387	12,877
Net income	3,235	2,180	1,333	**1,144**	2,451	2,775	3,896	4,859
Earnings per share - NOK	12.40	8.40	5.20	**4.40**	9.40	10.60	14.90	18.60

USD million except	**2001**	2000						
per share data *	1st qtr	2nd qtr	3rd qtr	**4th qtr**	1st qtr	2nd qtr	3rd qtr	4th qtr
Operating revenues	4,621.6	4,460.5	4,010.9	**3,895.1**	4,661.2	4,453.5	4,248.0	4,453.8
Operating income	836.6	660.6	527.0	**318.2**	817.5	800.1	832.3	781.7
EBITDA	1,276.4	1,086.0	1,014.9	**819.8**	1,257.3	1,251.1	1,381.6	1,389.7
Net income	363.5	237.5	148.2	**128.5**	297.8	315.7	434.6	524.4
Earnings per share - USD	1.39	0.92	0.58	**0.49**	1.14	1.21	1.66	2.01

*Amounts have been converted to USD for convenience using the average exchange rate (NOK/USD) in effect during the quarters as follows:

8.8991	9.1808	8.9970	**8.901**	8.2310	8.7890	8.9655	9.2658

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Phone.: + 47 22 53 81 00
Fax: +47 22 53 27 25
e-mail: corporate@hydro.com

Internet: www.hydro.com

HYDRO

Organisation chart per 31.12.2001


Norsk Hydro
Eivind Reiten
President and CEO
Corporate Centre
Executive Vice President and CFO
Leiv L. Nergaard
Hydro Oil and Energy
Tore Torvund
Executive Vice President
Hydro Light Metals
Jon-Harald Nilsen
Executive Vice President
Hydro Agri
Thorleif Enger
Executive Vice President
Operations and Production, Norway
Exploration and Development, Norway
Exploration and Production, International
Energy
Oil Marketing
Technology and Projects
Aluminium Metal Products
Aluminium Extrusion
Automotive Structures
Aluminium Rolled Products
Magnesium
Plant Nutrition
Gas and Chemicals
Kom- og Foderstof Kompagniet
Other Activities
Shared Services

Norsk Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The comments of the Hydro's Board of Directors concerning developments in the operations of the operating segments are applicable to both sets of accounting principles, unless otherwise stated. The differences in net income under N GAAP and US GAAP are immaterial.

Quarterly results 2002:

1st quarter: 29 April, 2002
2nd quarter: 22 July, 2002
3rd quarter: 21 October, 2002

The results will be released at 0930 hours CET. Hydro's reserves the right to revise these dates.

In order to utilize the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro's markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro's key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: February 11, 2002

/s/ Idar Eikrem
Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v2